UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-15 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2005

Commission File Number: 001-14568

IPSCO INC.

(Exact name of registrant as specified in its charter)

P.O. Box 1670, Regina, Saskatchewan, Canada, S4P 3C7

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____

Form 40-F   x

Indicated by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1). _____

Note:  Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note:  Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holder, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicated by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes

[  ]

No

[ x ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  82-_____.

Exhibit Index

Exhibit #	Description	Page #’s
I	News Release – IPSCO Announces New High Speed Pipe Finishing Facilities for Blytheville Pipe	1 - 2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IPSCO Inc.

Date: March 24, 2005

By:

/s/ Leslie T. Lederer

Vice President, General Counsel

and Corporate Secretary

Exhibit I

          News Release

For Immediate Release

IPSCO ANNOUNCES NEW HIGH SPEED PIPE FINISHING FACILITIES FOR BLYTHEVILLE PIPE

[Lisle, Illinois] [March 24, 2005] -- IPSCO Inc. (NYSE/ TSX:IPS) IPSCO announced today it is installing state of the art high speed Oil Country Tubular Goods finishing lines at its Blytheville, Arkansas pipe mill.  “This investment is part of IPSCO’s overall strategy to continue to build a strong position in energy tubular product markets and to add value through further processing of its steel products,” said Joe Russo, Senior Vice President of the Company.

These facilities will have the capability to upset, thread and couple 175,000 tons of OCTG products in the 1.9” to 4.5” diameter range produced by IPSCO’s Blytheville facility and will produce commercial product by the end of this year.

“The Blytheville pipe mill has fulfilled its objective to be an industry leading, high productivity pipe mill and these new finishing facilities will better serve our customers through improved internal quality control and more responsive delivery,” said Joe Russo.  Products from the Blytheville facility complement the Company’s production of energy and industrial tubular products from its Camanche, Iowa and Canadian pipe mills.

IPSCO operates steel mills at three locations and pipe mills at six locations in Canada and the United States. As a low cost North American steel producer, IPSCO has a combined annual steel making capacity of 3,500,000 tons. The Company's tubular facilities produce a wide range of tubular products including line pipe, oil and gas well casing and tubing, standard pipe and hollow structurals, for a combined annual capacity of 1,775,000 tons. Steel can also be further processed at IPSCO's five temper leveling and coil processing facilities.

For more information on IPSCO, visit the Company’s website at www.ipsco.com.

This news release contains forward-looking information with respect to IPSCO's operations and beliefs. Actual results may differ from these forward-looking statements due to numerous factors, including, but not limited to, weather conditions affecting the oil patch, drilling rig availability, demand for oil and gas, supply, demand and price for scrap metal and other raw materials, supply, demand and price for electricity and natural gas, demand and prices for products produced by the Company, general economic conditions and changes in financial markets. These and other factors are outlined in IPSCO's regulatory filings with the Securities and Exchange Commission and Canadian securities regulators, including those in IPSCO's Annual Report for 2003, its MD&A, particularly as discussed under the heading "Business Risks and Uncertainties", and its Form 40-F.

Company Contact:
Joe Russo, Senior Vice President

Tel. 630-810-4733

Release #05-13